Exhibit 4.22
WHEELS UP EXPERIENCE INC.
DESCRIPTION OF OUR SECURITIES
As of March 11, 2025
The following summary of the material terms of certain provisions of the securities of Wheels Up Experience Inc. (“Wheels Up,” “WUP,” “we,” “our” or the “Company”) is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Amended and Restated Certificate of Incorporation, dated as of November 15, 2023 (the “Certificate of Incorporation”), our Amended and Restated By-Laws, effective as of November 15, 2023 (the “By-Laws” and together with the Certificate of Incorporation, the “Organizational Documents”), the Subscription Agreements (as defined herein), the Warrant Agreement (as defined herein), the Investor Rights Agreement (as defined herein), the 2023 Registration Rights Agreement (as defined herein) and the 2021 Registration Rights Agreement (as defined herein), which are exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”), which is incorporated herein by reference. Stockholders are urged to read the Organizational Documents and each of the other documents summarized in this Description of our Securities, each as in effect as of the date the Annual Report is filed with the U.S. Securities & Exchange Commission (“SEC”) in their entirety for a complete description of the rights and preferences of our securities.
Capital Stock
We urge you to read the: (i) Organizational Documents; (ii) Investment and Investor Rights Agreement, dated as of September 20, 2023, by and among Wheels Up and the entities listed on Schedule A thereto from time to time (collectively, the “Investors”) (as amended by Amendment No. 1 thereto, dated as of November 15, 2023, and Amendment No. 2 thereto, dated as of September 22, 2024, and as supplemented by the several Joinders thereto, the “Investor Rights Agreement”); (iii) Registration Rights Agreement, dated as of September 20, 2023, by and among Wheels Up Experience Inc. and the equity holders set forth on Schedule 1 thereto from time to time (as supplemented by the several Joinders thereto, the “2023 Registration Rights Agreement”); (iv) Amended and Restated Registration Rights Agreement, dated as of July 13, 2021, by and among Wheels Up, Aspirational Consumer Lifestyle Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), certain former equityholders of Wheels Up Partners Holdings LLC (“WUP Holdings”) and the other parties thereto (the “2021 Registration Rights Agreement”); (v) Seventh Amended and Restated Liability Company Agreement of WUP Holdings, dated July 13, 2021 (as amended ny Amendment No.1 thereto, dated as of April 1, 2022 and Amendment No. 2 thereto, dated as of June 7, 2023, the “WUP Holdings Company Agreement”) ;(vi) Warrant Agreement, dated as of September 25, 2020 (the “Warrant Agreement”), between Aspirational Consumer Lifestyle Corp., the Company’s predecessor (“Aspirational”) and Continental Stock Transfer & Trust Company, as warrant agent (in such capacity, the “Warrant Agent”); and (vii) the warrant-related documents described herein.
Authorized Capital Stock
The total amount of our authorized capital stock consists of 1,500,000,000 shares of Class A common stock, $0.0001 par value per share (“Common Stock”), and 25,000,000 shares of preferred stock, $0.0001 par value per share. The following summary describes the material provisions of our capital stock.
Generally, holders of Common Stock are not entitled to preemptive or other similar subscription rights to purchase any of our securities under the Organizational Documents. Shares of Common Stock are neither convertible nor redeemable. In addition, there are no redemption rights with respect to shares of Common Stock. The Organizational Documents generally do not impose any restrictions on alienability of shares of Common Stock. All shares of our capital stock have been issued in uncertificated form.
Pursuant to the WUP Holdings Company Agreement, if we issue shares of Common Stock or other equity securities, generally, WUP Holdings is required to issue to us an equal number of common units of WUP Holdings (if we issue shares of Common Stock) or an equal number of equity securities of WUP Holdings corresponding to the equity securities we issued (if we issue securities other than Common Stock), and we are required to concurrently contribute to WUP Holdings the net proceeds or other property received by us, if any, for such shares of Common Stock or other equity securities.
Stockholder Voting Rights and Quorum
Except as described below with respect to the Investor Rights Agreement, each holder of shares of Common Stock is entitled to one vote per share on each matter submitted to a vote of stockholders, as provided in the Certificate of Incorporation. The By-Laws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy (which, for the avoidance of doubt and to the fullest extent permitted by law, excludes any Excess Shares (as defined herein) or shares which the Company and any stockholder have agreed in writing are not be entitled to vote or considered outstanding for the purposes of any vote of the Company’s stockholders at a meeting), will constitute a quorum at all meetings of the stockholders for the transaction of business. However, when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. When a quorum is present, the affirmative vote of a majority of the votes cast will be required to take action, unless otherwise specified by law, the By-Laws, the Certificate of Incorporation or applicable stock exchange rules, and except for the election of directors, which is determined by a plurality vote of the votes cast.
Stockholder Consent Rights
Pursuant to the Investor Rights Agreement, the Company may not issue, redeem or repurchase any equity securities of the Company or any of its subsidiaries (other than, in each case, issuances, awards, redemptions or repurchases of equity securities approved by the Company’s Board of Directors (the “Board”) under any management incentive plan) without the prior written consent of each of Delta, so long as Delta is entitled to designate at least one director pursuant to Section 6.01 of the Investor Rights Agreement, and CK Wheels LLC (“CK Wheels”), so long as CK Wheels is entitled to designate at least one director pursuant to Section 6.01 of the Investor Rights Agreement.
Contractual Right of First Offer
Under the Investor Rights Agreement, for as long as certain term loan commitments of the Company remain outstanding, the Investors are entitled to notice of any proposed offering by the Company of any equity securities in a private placement in connection with equity financing for cash proposed by Delta or CK Wheels and may purchase the equity securities proposed to be issued at the price and terms specified in the notice.
Dividend Rights
Each holder of our capital stock is entitled to the payment of dividends and other distributions as may be declared by the Board from time to time out of our assets or funds legally available for dividends or other distributions. These rights will be subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends, including pursuant to the WUP Holdings Company Agreement.
Pursuant to the Investor Rights Agreement, the Company may not change, modify or alter the dividend policy of the Company and its subsidiaries without the prior written consent of each of Delta, so long as Delta is entitled to designate at least one director pursuant to Section 6.01 of the Investor Rights Agreement, and of CK Wheels, so long as CK Wheels is entitled to designate at least one director pursuant to Section 6.01 of the Investor Rights Agreement.

Liquidation Rights
If we are involved in a voluntary or involuntary liquidation, dissolution or winding up of our affairs, or a similar event, each holder of shares of Common Stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding.
Anti-Takeover Effects of the Certificate of Incorporation, the By-Laws and Certain Provisions of Delaware Law
The Organizational Documents and the Delaware General Corporation Law (“DGCL”) contain, provisions, as summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. In addition, under the Investor Rights Agreement, each of Delta and CK Wheels, so long as each has the right to designate at least one director to the Board, must consent to: (i) the acquisition, by merger, consolidation, acquisition of stock or assets or otherwise, directly or indirectly, of any assets, securities, properties or businesses, in each case, with a value in excess of $10.0 million per occurrence or in the aggregate, other than to the extent permitted under the Credit Facility (as defined in the Investor Rights Agreement); or (ii) the sale, assignment, lease, sublease, license, sublicense or otherwise transfer or disposal of, any assets of the Company or its subsidiaries with a value in excess of $10.0 million per occurrence or in the aggregate, other than to the extent permitted under the Credit Facility (as defined in the Investor Rights Agreement). These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Common Stock.
Special Meetings of Stockholders
The Certificate of Incorporation provides that a special meeting of stockholders may be called by the (i) Chairperson of the Board, (ii) the Company’s Chief Executive Officer or (iii) the Board pursuant to a resolution adopted by a majority of the Board, provided that such special meeting may be postponed or cancelled by the Board.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The By-Laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. For any matter to be “properly brought” before a meeting, a stockholder has to comply with advance notice requirements and provide Wheels Up with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The By-Laws also specify requirements as to the form and content of a stockholder’s notice. Except as otherwise set forth in the Investor Rights Agreement with respect to certain stockholders and subject to the applicable terms and conditions described therein, any nomination of candidates for election as a director by a stockholder must comply with the requirements of Rule 14a-19 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). The By-Laws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Wheels Up.

Stockholder Action by Written Consent
The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders may be taken by written consent in lieu of a meeting if such action permitted to be taken by such holders and the written consent is signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange (the “NYSE”), which would apply if and so long as the Common Stock remains listed on the NYSE, require, subject to limited exceptions, that Wheels Up’s stockholders approve (i) certain issuances equal to or exceeding 20% of the then outstanding voting power or number of outstanding shares of Common Stock, (ii) the issuance of Common Stock in any transaction or series of related transactions, to a director, officer or substantial security holder of the company (each a “Related Party”) if the number of shares of Common Stock to be issued, or if the number of shares of Common Stock into which the securities may be convertible or exercisable, exceeds either 1% of the then outstanding voting power or number of outstanding shares of Common Stock, (iii) the issuance of Common Stock in any transaction or series of related transaction in which a Related Party has a 5% or greater interest, directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid and the issuance of Common Stock, or securities convertible into Common Stock, could result in an issuance that exceeds either five percent of the number of shares of Common Stock or 5% of the voting power outstanding before the issuance, or (iv) any issuance that will result in a change of control of Wheels Up. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved Common Stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Wheels Up by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting.
Limited Voting by Foreign and Certain Other Stockholders
To comply with restrictions imposed by federal law on ownership of United States (“U.S.”) airlines by persons who may be deemed not to be a “citizen of the United States” pursuant to 49 USC § 40102(a)(15)(C) (such persons, “Non-U.S. Citizens” and such limitation, the “Citizenship Limitation”), the Certificate of Incorporation and By-Laws restrict voting of shares of our capital stock by Non-U.S. Citizens. The restrictions imposed by federal law currently require that no more than 25% or our voting stock be voted, directly or indirectly, by persons who are Non-U.S. Citizens, and that our chief executive officer, president, at least two-thirds of our officers and at least two-thirds of the Board be a “citizen of the United States” pursuant to 49 USC § 40102(a)(15)(C). The Certificate of Incorporation provides that no shares of our capital stock may be voted by or at the direction of Non-U.S. Citizens unless such shares are registered on the Foreign Stock Record (as defined in the By-Laws). If the number of shares on the Foreign Stock Record exceeds 25% (such shares in excess of 25%, the “Excess Shares”), each stockholder with capital stock registered on the Foreign Stock Record will have their voting rights suspended on a pro rata basis such that the voting rights afforded to the capital stock registered on the Foreign Stock Record is equal to 25% of the total voting power of our capital stock. The voting rights will be reinstated once the voting rights of the capital stock registered on the Foreign Stock Record does not exceed 25% of the total voting power of our capital stock, not taking into consideration the pro rata reduction.

Pursuant to the Investor Rights Agreement, certain of our stockholders have agreed to limit the number of shares of Common Stock they are entitled to vote at any meeting of the Company’s stockholders or for the purpose of consummating any consent solicitation (collectively, the “Voting Limitations”), as follows:

·	CK Wheels cannot vote more than 24.9%, less the Whitebox Non-U.S. Voting Percentage (as defined below) (if any), of the Company’s issued and outstanding shares as a result of the Citizenship Limitation, and pursuant to the Certificate of Incorporation and Investor Rights Agreement;

·	each of Pandora Select Partners, L.P., Whitebox Multi-Strategy Partners, L.P. and Whitebox Relative Value Partners, L.P. cannot vote more than 0.043%, 0.595% and 0.362% (collectively, the “Whitebox Non-U.S. Voting Percentage”), respectively, of the Company’s issued and outstanding shares as a result of the Citizenship Limitation, and pursuant to the Certificate of Incorporation and Investor Rights Agreement (together with the voting limitation in the immediately preceding bullet, the “Non-U.S. Investor Voting Limitations”); and

·	any shares in excess of 29.9% of the Company’s issued and outstanding shares owned by Delta will be neutral shares with respect to voting rights, voted in proportion to all other votes cast (“for”, “against” or “abstain”) at any meeting of the Company’s stockholders other than by Delta.

The Excess Shares owned: (i) in excess of 24.9%, less the Whitebox Non-U.S. Voting Percentage (if any), by CK Wheels; and (ii) in excess of the applicable Whitebox Non-U.S. Voting Percentage by the applicable Whitebox Non-U.S. Entity, in each case will not be counted as issued and outstanding for purposes of counting votes at any meeting of the Company’s stockholders or with respect to any consent solicitation.
Election of Directors and Appointment of Directors to Fill Vacancies
The Certificate of Incorporation provides that the Board will determine the number of directors who will serve on the Board. Under the Certificate of Incorporation, the Board will be divided into three classes designated as Class I, Class II and Class III. Class I, Class II and Class III directors initially served for terms that expired at the first, second and third annual meeting of stockholders, respectively, following July 13, 2021. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There is no limit on the number of terms a director may serve on the Board.
In addition, the Certificate of Incorporation provides that any vacancy on the Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal. No decrease in the number of directors constituting the Board will shorten the term of any incumbent director.
Pursuant to the Investor Rights Agreement, each of the Company and the Investors are required to use its best efforts to cause the Board to be comprised of 12 directors as follows immediately following the Closing (as defined in the Investor Rights Agreement):

·	four (4) designees of Delta, with two (2) of such directors designated to serve as Class III directors and the others designated to serve as Class I directors;

·	four (4) designees of CK Wheels, with two (2) of such directors designated to serve as Class III directors and the others designated to serve as Class I directors;

·	one (1) designee of Cox Investment Holdings LLC (“CIH”), designated to serve as a Class II director;

·	the Company’s Chief Executive Officer, designated to serve as a Class II director;

·	Tim Armstrong, designated to serve as a Class II director; and

·	David Adelman, designated to serve as a Class II director.

Upon Mr. Adelman’s resignation from the Board in August 2024, Gregory Summe was appointed to the Board to fill the vacancy created upon Mr. Adelman’s resignation.
The rights of Delta, CK Wheels and CIH to designate directors may diminish or be forfeited in the event such entity or its affiliates or permitted transferees ceases to hold a given percentage (i.e., 30%, 50% or 75%) of the number of shares issued to such Investor pursuant to the Investor Rights Agreement.
Removal of Directors
Subject to the issuance of any of Wheels Up preferred stock, the Board or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of Wheels Up’s voting stock entitled to vote at an election of directors, voting together as a single class.
Pursuant to the Investor Rights Agreement and subject to the Organizational Documents, each of Delta, CK Wheels and CIH have the exclusive right to remove its nominees from the Board and designate directors for election or appointment, as applicable, to the Board in accordance with such Investor’s rights to fill vacancies created by reason of death, removal or resignation of its nominees to the Board.
Delaware Anti-Takeover Statute
Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (i) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (ii) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (iii) the business combination is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL. Wheels Up has not opted out of Section 203. Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring Wheels Up to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Quorum for Meetings of the Board of Directors
The By-Laws provide that at any meeting of the Board, a majority of the total number of directors then in office constitutes a quorum for all purposes.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of Wheels Up and its stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including (under current law) breaches resulting from grossly negligent behavior. Under current law, exculpation would not apply to any director or officer if the director or officer has acted in bad faith, knowingly or intentionally violated the law or derived an improper benefit from his or her actions as a director or officer, or to any director who authorized illegal dividends or redemptions. The Certificate of Incorporation does not currently eliminate such personal liability for officers.
The By-Laws provide that Wheels Up must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the DGCL. Wheels Up is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. Wheels Up believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Organizational Documents may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.
These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Wheels Up and its stockholders. In addition, your investment may be adversely affected to the extent Wheels Up pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving Wheels Up’s directors, officers or employees for which indemnification is sought.
Exclusive Jurisdiction of Certain Actions
The Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in Wheels Up’s name, actions against directors, officers and employees for breach of fiduciary duty or any provision of the DGCL, the Certificate of Incorporation, the By-Laws and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of the State of Delaware, the stockholder bringing the suit will be deemed to have consented to (i) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the exclusive jurisdiction provisions of the Certificate of Incorporation and (ii) the service of process on such stockholder’s counsel. Notwithstanding the foregoing, the Certificate of Incorporation provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act. Instead, the Certificate of Incorporation provides that federal district courts will be the sole and exclusive forum for claims under the Securities Act. In addition, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Although Wheels Up believes this provision benefits Wheels Up by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Wheels Up’s directors and officers.

Registration Rights
The 2023 Registration Rights Agreement, 2021 Registration Rights Agreement, each of the subscription agreements to which certain investments were made in a private placement prior to or on July 13, 2021 (collectively, the “Subscription Agreements”), and Warrant Agreement, provide that Wheels Up is required to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and, in the case of the 2021 Registration Rights Agreement, certain other equity securities, of Wheels Up that are held by the parties thereto from time to time, subject to the restrictions on transfer therein.
The Investor Rights Agreement provides that the Investors will have registration rights pursuant to the 2023 Registration Rights Agreement. Pursuant to the 2023 Registration Rights Agreement, Wheels Up is required to file with the SEC a shelf registration statement covering the resale of the shares of Common Stock issued pursuant to the Investor Rights Agreement and to use its commercially reasonable efforts to have such registration statement on Form S-1 or Form S-3 (if eligible) declared effective as soon as practicable after the filing thereof. On September 22, 2024, the date by which Wheels Up is required to file such shelf registration statement was extended by the requisite holders of Registrable Securities (as defined in the 2023 Registration Rights Agreement) to September 20, 2025. From and after the initial effectiveness of a shelf registration statement filed in accordance with the terms of the 2023 Registration Rights Agreement, Wheels Up must maintain a shelf registration statement and take such actions as are necessary to keep such shelf registration statement covering the shares of Common Stock issued pursuant to the Investor Rights Agreement continuously effective and available for use to permit the holders named therein to sell such securities until such time as there are no longer any Registrable Securities (as defined in the 2023 Registration Rights Agreement). The 2023 Registration Rights Agreement also contains certain customary demand and piggyback registration rights in favor of the parties thereto, including the right to include all or a portion of the Investor Shares (as defined in the 2023 Registration Rights Agreement) in any subsequent underwritten offering pursued by Wheels Up.
The subscription agreements to which certain investments were made in a private placement prior to or on July 13, 2021 provide that, solely with respect to subscriptions by third-party investors whom are not party to the 2021 Registration Rights Agreement, Wheels Up is required to file with the SEC, a shelf registration statement covering the resale of the shares of Common Stock issued to any such third-party investor and to use its commercially reasonable efforts to have such registration statement on Form S-1 or Form S-3 (if eligible) declared effective as soon as practicable after the filing thereof.
We also agreed pursuant to the Warrant Agreement to file and maintain the effectiveness of a registration statement covering the shares of Common Stock issuable upon exercise of the warrants described therein.
Transfer Agent
The transfer agent for shares of Common Stock is Continental Stock Transfer & Trust Company, whose address is One State Street, 30th Floor, New York, NY 10004.
Redeemable Warrants
Public Warrants
Each whole warrant entitles the registered holder to purchase one-tenth of one share of Common Stock at a price of $115.00 per whole share, subject to adjustment as discussed below, at any time commencing August 12, 2021, except as described below. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of our Common Stock. The warrants will expire on July 13, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. You should review a copy of the Warrant Agreement, which is filed as an exhibit to the Annual Report, for a complete description of the terms and conditions applicable to the warrants.

We will not be obligated to deliver any shares of our Common Stock pursuant to the exercise of a warrant and have no obligation to settle such warrant exercise unless a registration statement under the Securities Act, covering the issuance of the our Common Stock shares issuable upon exercise of the warrants is then effective and a current prospectus relating thereto is available, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “- Redemption of warrants when the price per whole share of our Common Stock equals or exceeds $100.00”. No warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit (prior to the separation of the warrants from such units) containing such warrant will have paid the full purchase price for the unit solely for the share of our Common Stock underlying such unit.
We agreed to use commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the shares of Common Stock issuable upon exercise of the warrants. Under the Warrant Agreement, we are required to use commercially reasonable efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Warrant Agreement. Notwithstanding the above, if the shares of Common Stock are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use commercially reasonable efforts to register or qualify the shares under applicable state blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Common Stock equal to the lesser of (i) the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (as defined below) less the exercise price of the warrants by (y) the fair market value and (ii) 0.0361 shares of Common Stock per warrant. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the shares of Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the Warrant Agent. The date the Warrant Agent receives notice of a “cashless exercise” will be determined by the Warrant Agent.
Redemption of warrants when the price per whole share of Common Stock equals or exceeds $180.00. Once the warrants become exercisable, Wheels Up may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

·	in whole and not in part;

·	at a price of $0.01 per warrant;

·	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

·
if, and only if, the last reported sale price of the shares of Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (which is referred to as the “Reference Value”) equals or exceeds $180.00 per whole share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant described under the heading “- Anti-dilution Adjustments”).

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period.
If and when the warrants become redeemable by Wheels Up, Wheels Up may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Wheels Up has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and Wheels Up issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of Common Stock may fall below the $180.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “- Anti-dilution Adjustments”), as well as the $115.00 (for whole shares) warrant exercise price, after the redemption notice is issued.
Redemption of warrants when the price per whole share of Common Stock equals or exceeds $100.00. Once the warrants become exercisable, we may redeem the outstanding warrants:

·	in whole and not in part;

·	at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of shares of Common Stock (as defined below) except as otherwise described below;

·
if, and only if, the Reference Value equals or exceeds $100.00 per whole share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “- Anti-dilution Adjustments”); and

·
if the Reference Value is less than $180.00 per whole share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “- Anti-dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by Wheels Up pursuant to this redemption feature, based on the “fair market value” of the shares of Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for a price of $0.10 per warrant), determined for these purposes based on volume weighted average price of the shares of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. Wheels Up will provide warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “- Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (i) in the case of an adjustment pursuant to the fifth paragraph under the heading “- Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price (each as defined in the Warrant Agreement) as set forth under the heading “- Anti-dilution Adjustments” and the denominator of which is $100.00 and (ii) in the case of an adjustment pursuant to the second paragraph under the heading “- Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date	Fair Market Value of Shares of Common Stock
(Period to expiration of warrants)	≤100.00	110.00	120.00	130.00	140.00	150.00	160.00	170.00	≥180.00
60 months	0.0261	0.0281	0.0297	0.0311	0.0324	0.0337	0.0348	0.0358	0.0361
57 months	0.0257	0.0277	0.0294	0.0310	0.0324	0.0337	0.0348	0.0358	0.0361
54 months	0.0252	0.0272	0.0291	0.0307	0.0322	0.0335	0.0347	0.0357	0.0361
51 months	0.0246	0.0268	0.0287	0.0304	0.0320	0.0333	0.0346	0.0357	0.0361
48 months	0.0241	0.0263	0.0283	0.0301	0.0317	0.0332	0.0344	0.0356	0.0361
45 months	0.0235	0.0258	0.0279	0.0298	0.0315	0.0330	0.0343	0.0356	0.0361
42 months	0.0228	0.0252	0.0274	0.0294	0.0312	0.0328	0.0342	0.0355	0.0361
39 months	0.0221	0.0246	0.0269	0.0290	0.0309	0.0325	0.0340	0.0354	0.0361
36 months	0.0213	0.0239	0.0263	0.0285	0.0305	0.0323	0.0339	0.0353	0.0361
33 months	0.0205	0.0232	0.0257	0.0280	0.0301	0.0320	0.0337	0.0352	0.0361
30 months	0.0196	0.0224	0.0250	0.0274	0.0297	0.0316	0.0335	0.0351	0.0361
27 months	0.0185	0.0214	0.0242	0.0268	0.0291	0.0313	0.0332	0.0350	0.0361
24 months	0.0173	0.0204	0.0233	0.0260	0.0285	0.0308	0.0329	0.0348	0.0361
21 months	0.0161	0.0193	0.0223	0.0252	0.0279	0.0304	0.0326	0.0347	0.0361
18 months	0.0146	0.0179	0.0211	0.0242	0.0271	0.0298	0.0322	0.0345	0.0361
15 months	0.0130	0.0164	0.0197	0.0230	0.0262	0.0291	0.0317	0.0342	0.0361
12 months	0.0111	0.0146	0.0181	0.0216	0.0250	0.0282	0.0312	0.0339	0.0361
9 months	0.0090	0.0125	0.0162	0.0199	0.0237	0.0272	0.0305	0.0336	0.0361
6 months	0.0065	0.0099	0.0137	0.0178	0.0219	0.0259	0.0296	0.0331	0.0361
3 months	0.0034	0.0065	0.0104	0.0150	0.0197	0.0243	0.0286	0.0326	0.0361
0 months	-	-	0.0042	0.0115	0.0179	0.0233	0.0281	0.0323	0.0361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the volume weighted average price of the shares of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $110.00 per whole share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.0277 shares of Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the shares of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $135.00 per whole share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.0298 shares of Common Stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.0361 shares of Common Stock for each whole warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by Wheels Up pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.
This redemption feature differs from the typical warrant redemption features used in warrants initially issued in connection with many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the shares of Common Stock exceeds $180.00 per whole share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of Common Stock are trading at or above $100.00 per whole share, which may be at a time when the trading price of the shares of Common Stock is below the exercise price of the warrants. Wheels Up has established this redemption feature to provide it with the flexibility to redeem the warrants without the warrants having to reach the $180.00 per whole share threshold set forth above under “- Redemption of warrants when the price per whole share of Common Stock equals or exceeds $180.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of the initial public offering (the “IPO”) of the securities of Aspirational. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. Wheels Up will be required to pay the applicable redemption price to warrant holders if it chooses to exercise this redemption right and it will allow Wheels Up to quickly proceed with a redemption of the warrants if it determines it is in Wheels Up’s and its other stockholders’ best interest to do so. As such, Wheels Up would redeem the warrants in this manner when it believes it is in Wheels Up’s and its other stockholders’ best interest to update its capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, Wheels Up can redeem the warrants when the shares of Common Stock are trading at a price starting at $100.00 per whole share, which is below the exercise price of $115.00 per whole share, because it will provide certainty with respect to Wheels Up’s capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If Wheels Up chooses to redeem the warrants when the shares of Common Stock are trading at a price below the exercise price per whole share of the warrants, this could result in the warrant holders receiving fewer shares of Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of Common Stock if and when such shares of Common Stock were trading at a price higher than the exercise price of $115.00 per whole share.
No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, Wheels Up will round down to the nearest whole number of the number of shares of Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of Common Stock pursuant to the Warrant Agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of Common Stock, Wheels Up will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.
Redemption procedures. A holder of a warrant may notify Wheels Up in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock issued and outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments. If the number of issued and outstanding shares of Common Stock is increased by a capitalization or share dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding shares of Common Stock. A rights offering made to all or substantially all of the holders of shares of Common Stock entitling holders to purchase shares of Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Common Stock) and (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of Common Stock, in determining the price payable for shares of Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of shares of Common Stock during the 10 trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if Wheels Up, at any time while the warrants are outstanding and unexpired, pays to all or substantially all of the holders of shares of Common Stock a dividend or makes a distribution in cash, securities or other assets to the holders of shares of Common Stock on account of such shares of Common Stock (or other securities into which the warrants are convertible), other than (i) as described above or (ii) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $5.00 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $5.00 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.
If the number of issued and outstanding shares of Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding shares of Common Stock.
Whenever the number of shares of Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (i) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (ii) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the issued and outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of Wheels Up with or into another corporation (other than a merger or consolidation in which Wheels Up is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Wheels Up as an entirety or substantially as an entirety in connection with which Wheels Up is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of shares of Common Stock in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant.
The warrants have been issued in registered form under a Warrant Agreement between the Warrant Agent, and the Company. The Warrant Agreement provides that (i) the terms of the warrants may be amended without the consent of any holder for the purpose of (A) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the warrants and the Warrant Agreement set forth in the prospectus delivered to investors in connection with the IPO, or defective provision or (B) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants and (ii) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding public warrants; provided, that any amendment that solely affects the terms of the private placement warrants or any provision of the Warrant Agreement solely with respect to the private placement warrants will also require at least 65% of the then outstanding private placement warrants.
The warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
Subject to applicable law, any action, proceeding or claim against Wheels Up arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the U.S. District Court for the Southern District of New York, and Wheels Up has irrevocably submitted to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States are the sole and exclusive forum.
Private Placement Warrants
The private placement warrants (including the shares of Common Stock issuable upon exercise of the private placement warrants) will not be redeemable by Wheels Up (except as described above under “- Public Warrants - Redemption of warrants when the price per whole share of Common Stock equals or exceeds $100.00”) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, have the option to exercise the private placement warrants on a cashless basis and have certain registration rights described herein. Otherwise, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by Wheels Up in all redemption scenarios and exercisable by the holders on the same basis as the public warrants.

Except as described above under “- Public Warrants - Redemption of warrants when the price per whole share of Common Stock equals or exceeds $100.00,” if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (i) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “sponsor fair market value” (as defined below) less the exercise price of the warrants by (ii) the sponsor fair market value. For these purposes, the “sponsor fair market value” shall mean the average last reported sale price of the shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the Warrant Agent. The reason that Wheels Up has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor and its permitted transferees is because it was not known at the time of the issuance of the private placement warrants whether they will be affiliated with Wheels Up following the closing of the business combination between WUP Holdings and Aspirational on July 13, 2021. If some or all of them remained affiliated with Wheels Up, the ability of such affiliates to sell Wheels Up’s securities in the open market would be significantly limited. Wheels Up has a policy in place that restrict insiders from selling its securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell Wheels Up securities, an insider cannot trade in Wheels Up’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, Wheels Up believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.
Warrant Agent
The Warrant Agent for the warrants is Continental Stock Transfer & Trust Company, whose address is One State Street, 30th Floor, New York, NY 10004.

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